November 22, 2024

Lawrence Klein
Chief Executive Officer
Oruka Therapeutics, Inc.
855 Oak Grove Avenue
Suite 100
Menlo Park, CA 94025

       Re: Oruka Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed November 14, 2024
           File No. 333-283212
Dear Lawrence Klein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Branden Berns, Esq.